Exhibit 99.3

PROXY FORM Annual and Special Meeting LeddarTech Holdings Inc. WHEN: Wednesday, March 26, 2025 at 11:00 am ET WHERE: www.virtualshareholdermeeting.com/LDTC2025 CONTROL NO.: ڮ PROXY DEPOSIT DATE: March 24, 2025 at 11:00 am ET The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. INSTRUCTIONS: 1. This Form of Proxy is solicited by and on behalf of management of the issuer . 2. You have the right to appoint a person, who need not be a shareholder, other than the person(s) specified on the other side of this form to attend and act on your behalf at the Meeting. If you wish to appoint a person: • Write the name of your designate on the “Appointee” line and provide a unique APPOINTEE IDENTIFICATION NUMBER for your Appointee to access the Virtual Meeting in the space provided on the other side of this form, sign and date the form, and return it by mail, or • Go to ProxyVote.com and insert the name of your designate in the “Change Appointee(s)” section and provide a unique APPOINTEE IDENTIFICATION NUMBER on the voting site for your Appointee to access the Virtual Meeting. You MUST provide your Appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter. IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER AND PROVIDE IT TO YOUR APPOINTEE, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING. 3. This Form of Proxy confers discretionary authority to vote on amendments or variations to the matters identified in the notice of the Meeting and with respect to other matters that may properly be brought before the Meeting or any adjournment or postponement thereof. This Form of Proxy will not be valid and not be acted upon or voted unless it is completed and delivered as outlined herein. 4. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Form of Proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this Form of Proxy with signing capacity stated may be required. 5. In order to expedite your vote, you may use the Internet or a touch - tone telephone, and entering the control number noted above. The Internet or telephone voting service is not available on the day of the Meeting. The telephone system cannot be used if you designate another person to attend on your behalf. If you vote by Internet or telephone, do not mail back this Form of Proxy. 6. If the Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the shareholder . 7. This Form of Proxy will be voted as directed by the shareholder . If no voting preferences are indicated on the reverse, this Form of Proxy will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee . 8. Unless prohibited by law or you instruct otherwise, your Appointee(s) will have full authority to attend and otherwise act at, and present matters to the Meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular . 9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, and the name and position of the person giving voting instructions on behalf of the body corporate . 10. If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct . 11. This Form of Proxy should be read in conjunction with the accompanying management proxy circular . STEP 1 REVIEW YOUR VOTING OPTIONS BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER AT: ENGLISH: 1 - 800 - 474 - 7493 OR FRENCH: 1 - 800 - 474 - 7501 OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE LOCATED BELOW. PROVIDED. SCAN TO VIEW MATERIAL AND VOTE NOW REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. V502122020 PLEASE SEE OVER

FOR FOR AGAINST FOR AGAINST FOR FOR FOR STEP 3 COMPLETE YOUR VOTING DIRECTIONS HIGHLIGHTED TEXT OVER THE BOXES (FILL IN ONLY ONE BOX “ ” PER ITEM IN BLACK OR BLUE INK) ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BY FOR AGAINST FOR AGAINST 1B Election of Director: Charles Boulanger 1C Election of Director: Derek Aberle 1D Election of Director: Yann Delabrière 1E Election of Director: Sylvie Veilleux 1F Election of Director: Lizabeth Ardisana 02 To appoint Richter LLP as the independent auditor of the Company for its 2025 fiscal year and to authorize the Company’s board of directors to fix its remuneration. 03 To approve an amendment to the Company’s omnibus equity - based incentive plan to increase the number of common shares available for issuance thereunder, as further described in the section entitled “Business of the Meeting – Approval of the LTIP Pool Increase Resolution” of the accompanying management information circular. 04 To approve a second and separate amendment to the Company’s omnibus equity - based incentive plan for the adoption of an evergreen provision to the omnibus equity - based incentive plan providing for an automatic annual increase in the common shares available for issuance thereunder over the next five (5) years, as further described in the section entitled “Business of the Meeting – Approval of the LTIP Evergreen Resolution” of the accompanying management information circular. FOR AGAINST CONTROL NO.: ڮ MEETING TYPE : MEETING DATE : RECORD DATE : PROXY DEPOSIT DATE : ACCOUNT NO : Annual and Special Meeting Wednesday, March 26, 2025 at 11:00 am ET February 14, 2025 March 24, 2025 at 11:00 am ET CUID: CUSIP: PROXY FORM LeddarTech Holdings Inc. APPOINT A PROXY (OPTIONAL) STEP 2 E - R4 MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY ڮ ڮ APPOINTEE(S): Frantz Saintellemy (President and Chief Executive Officer) or Christopher Stewart (Chief Financial Officer) Change Appointee If you wish to designate another person to attend, vote and act on your behalf at the Meeting, or any adjournment or postponement thereof, other than the person(s) specified above, go to www . proxyvote . com or print your name or the name of the other person attending the Meeting in the space provided herein and provide a unique APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES for your Appointee to access the Virtual Meeting . You may choose to direct how your Appointee shall vote on matters that may come before the Meeting or any adjournment or postponement thereof . Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the Meeting . You can also change your Appointee online at www . proxyvote . com . You MUST provide your Appointee the EXACT NAME and an EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Virtual Meeting . Appointees can only be validated at the Virtual Meeting using the EXACT NAME and EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter below . CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER PLEASE PRINT APPOINTEE NAME INSIDE THE BOX FOR YOUR APPOINTEE MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. 90 ELECTION OF DIRECTORS: 1A Election of Director: Frantz Saintellemy AGAINST TO RECEIVE INTERIM FINANCIAL STATEMENTS AND ACCOMPANYING MANAGEMENT'S DISCUSSION AND ANALYSIS, PLEASE MARK THE APPLICABLE BOX. YES NO WITHHOLD AGAINST ABSTAIN AGAINST ABSTAIN *